Exhibit 99.1

Aeterna Zentaris Inc.
315 Sigma Drive, Ste 302D
Charleston, SC 29486
www.aezsinc.com
Press Release
For immediate release
Aeterna Zentaris Reports Third Quarter 2016 Financial and Operating Results
Capital expected to be sufficient to complete two clinical trials, to report top-line results and to file a New Drug Application for Macrilen™ in first half of 2017
All $ amounts are in US Dollars
Key developments

•	Product development programs remain on track towards FDA submissions in 2017

◦	Zoptrex™ (zoptarelin doxorubicin) pivotal Phase 3 clinical program remains on track for release of top-line results in Q1 2017 and submission of New Drug Application to the U.S. FDA in 2017

◦
Macrilen™ (macimorelin) patient recruitment completed for confirmatory Phase 3 Trial after quarter-end; on track for release of top-line results in early 2017 and submission of New Drug Application to the U.S. FDA in H1 2017

•	Zoptrex™ out-licensing activity successfully continues

◦
License and Supply Agreements were concluded with Specialised Therapeutics Asia Pty Ltd for Australia and New Zealand subsequent to quarter-end on October 12, 2016, following the out-licensing arrangements concluded during July 2016

•	Financial condition and capital structure improved

◦	$21.1 million unrestricted cash and cash equivalents at quarter end; no third-party debt

◦
Approximately $9.8 million of combined gross proceeds raised from a successful registered direct offering of Units concluded on November 1 and sales of Common Shares pursuant to our ATM program during and subsequent to the third quarter

◦	Approximately 12.6 million Common Shares and Pre-Funded Warrants exercisable for Common Shares outstanding as of November 8, 2016

◦	Remaining Series B Share Purchase Warrants expired without being exercised on September 12, 2016
Charleston, SC, November 8, 2016 - Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”), a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology and endocrinology, today reported financial and operating results for the third quarter ended September 30, 2016.
Commenting on recent key developments, David A. Dodd, President and Chief Executive Officer of the Company, stated, “On September 30, 2016, we had unrestricted cash and cash equivalents of approximately $21.1 million. After the end of Q3, we concluded a financing transaction that secured our financial condition on the eve of our completion of two pivotal Phase 3 trials. We raised $7.56 million of gross proceeds from the sale of Common Shares, Pre-funded Warrants and Warrants in a registered direct offering on November 1, 2016. Also between September 14, 2016 and October 14, 2016, we raised approximately $2.3 million of gross proceeds from the sale of 580,912 Common Shares pursuant to our ATM program. Since October 14, 2016, our ATM program has not been utilized. Therefore, we believe we have the funds necessary to complete our two pivotal clinical trials, to report top-line results on both and to file a New Drug Application for Macrilen™ in the first half of 2017, if the results of the trial warrant doing so. While we will need to raise additional funds before we are able to bring a product to market, we expect that reporting favorable top-line results from one or both of our clinical trials will permit us to do so on favorable terms.”

Regarding developments with respect to Zoptrex™ (zoptarelin doxorubicin), the Company’s lead oncology compound, Mr. Dodd stated, “After quarter-end, we concluded the fourth out-license of Zoptrex™, our investigational compound that links a synthetic peptide carrier to doxorubicin as a New Chemical Entity (NCE). Specialised Therapeutics Asia Pty Ltd, a leading specialty pharmaceutical company based in Australia, licensed the product for commercialization in Australia and New Zealand. We received an up-front payment for the rights to Zoptrex™ and we will receive additional milestone payments and royalties if commercialization of the potential product proceeds. Furthermore, we obtained further validation of the market’s interest in Zoptrex™. We expect to release top-line results for our pivotal Phase 3 trial of Zoptrex™ in Q1 of 2017 and if the results of the trial warrant doing so, to file a new drug application for Zoptrex™ in 2017.”
Mr. Dodd continued his commentary with an update on the development of Macrilen™ (macimorelin), “We are pleased to announce that we recently completed recruitment in our confirmatory Phase 3 study of Macrilen™ for the evaluation of adult growth hormone deficiency. As a result, we are very confident that the study of Macrilen™ will be concluded and that we will report top-line results in early 2017. If our expectations for completion of the confirmatory Phase 3 study are realized and if the top-line results indicate that the product attained the primary endpoint of the Phase 3 study, we expect to file an NDA for Macrilen™ in the first half of 2017. Since the regulatory review period for the Macrilen™ confirmatory study is six months, we could begin commercializing the product late in 2017.”
Third Quarter 2016 Financial Highlights
R&D costs were $4.5 million and $11.9 million for the three and nine months ended September 30, 2016, respectively, compared to $4.1 million and $13.0 million for the same periods in 2015. The increase in R&D costs for the three months ended September 30, 2016, as compared to the same periods in 2015, is mainly attributable to higher comparative third-party costs. During 2015, we initiated the new confirmatory Phase 3 clinical trial of Macrilen™. The first patient recruitment was achieved in the fourth quarter of 2015 and we completed the patient recruitment in the fourth quarter of 2016. The decrease in R&D costs for the nine months ended September 30, 2016, as compared to the same periods in 2015, is mainly attributable to lower comparative third-party costs. Third-party costs attributable to Zoptrex™ decreased considerably during the nine months ended September 30, 2016, as compared to the same period in 2015, mainly due to the fact that dosing of patients in the ZoptEC trial was completed in February 2016. This is consistent with our expectations as we are approaching the end of the clinical trials. The overall decrease for the nine-month period is also explained by lower employee compensation and benefits costs as well as lower other costs. A substantial portion of this decrease is due to the realization of cost savings in connection with our ongoing efforts to streamline our R&D activities and to increase our commercial operations and flexibility by reducing our R&D staff, which was started in 2014.
General and administrative (“G&A”) expenses were $1.6 million and $5.4 million for the three and nine months ended September 30, 2016, respectively, as compared to $1.9 million and $7.4 million for the same periods in 2015. The decrease in our G&A costs for the three months ended September 30, 2016, as compared to the same period in 2015, is mainly due to the realization of cost savings in connection with our corporate restructuring, which was announced in the fourth quarter of 2015. The comparative decrease for the nine-month period is also partially explained by the realization of costs saving in connection with our corporate restructuring although mainly attributable to the recording, in the prior year period, of certain transaction costs allocated to warrants in connection with the completion of an offering in March 2015.
Selling expenses were $1.8 million and $5.2 million for the three and nine months ended September 30, 2016, respectively, as compared to $1.7 million and $5.1 million for the same periods in 2015. The selling expenses for the three and nine months ended September 30, 2016 and 2015 represent mainly the costs of our contracted sales force related to the co-promotion activities as well as our internal sales management team.
Net loss for the three and nine months ended September 30, 2016 was $6.1 million and $16.7 million, or $0.61 and $1.68 per basic and diluted share, as compared to a net loss of $15.3 million and $40.1 million, or $6.66 and $29.12 per basic and diluted share, for the same periods in 2015. The decrease in net loss for the three months ended September 30, 2016, as compared to the same period in 2015, is due largely to higher comparative net finance income. The decrease in net loss for the nine months ended September 30, 2016, as compared to the same period in 2015, is due largely to lower operating expenses and higher comparative net finance income. The movements in net finance income (costs) primarily relate to the change in fair value of warrant liability.

Cash and cash equivalents were approximately $21.1 million as at September 30, 2016, compared to approximately $26.2 million as at June 30, 2016.
Conference Call & Webcast
The Company will host a conference call and live webcast to discuss these results on Wednesday, November 9, 2016, at 8:30 a.m., Eastern Time. Participants may access the live webcast via the Company's website at www.aezsinc.com, or by telephone using the following number: 201-689-8029, Confirmation #13646681. A replay of the webcast will also be available on the Company’s website for a period of 30 days.
About Aeterna Zentaris Inc.
Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women's health. We are engaged in drug development activities and in the promotion of products for others. We are now conducting Phase 3 studies of two internally developed compounds. The focus of our business development efforts is the acquisition or in-license of products that are relevant to our therapeutic areas of focus. We also intend to license out certain commercial rights of internally developed products to licensees in territories where such out-licensing would enable us to ensure development, registration and launch of our product candidates. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products. For more information, visit www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbor provisions of the US Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “expects,” “believes,” “intends,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, many of which are discussed in the Company's MD&A, while others are discussed under the caption "Key Information - Risk Factors" in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the US Securities and Exchange Commission ("SEC"). Such statements include, but are not limited to, statements about the progress of our research, development and clinical trials and the timing of, and prospects for, regulatory approval and commercialization of our product candidates, the timing of expected results of our studies, anticipated results of these studies, statements about the status of our efforts to establish a commercial operation and to obtain the right to promote or sell products that we did not develop and estimates regarding our capital requirements and our needs for, and our ability to obtain, additional financing. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue our research and development projects and clinical trials, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the rejection or non-acceptance of any new drug application by one or more regulatory authorities and, more generally, uncertainties related to the regulatory process, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the degree of market acceptance once our products are approved for commercialization, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Contact
Philip A. Theodore
Senior Vice President
IR@aezsinc.com
843-900-3211

Attachment: Financial summary

Condensed Interim Consolidated Statements of Comprehensive Loss Information
(in thousands, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2016	2015	2016	2015
	$	$	$	$
Revenues
Sales commission and other	105	111	319	256
License fees	164	62	288	187
	269	173	607	443
Operating expenses
Research and development costs	4,512	4,050	11,876	12,991
General and administrative expenses	1,631	1,910	5,390	7,355
Selling expenses	1,829	1,714	5,219	5,123
	7,972	7,674	22,485	25,469
Loss from operations	(7,703)	(7,501)	(21,878)	(25,026)
(Loss) gain due to changes in foreign currency exchange rates	(64)	(367)	326	(1,452)
Change in fair value of warrant liability	1,687	(7,573)	4,682	(13,986)
Other finance income	25	40	131	279
Net finance income (costs)	1,648	(7,900)	5,139	(15,159)
Net loss from continuing operations	(6,055)	(15,401)	(16,739)	(40,185)
Net income from discontinued operations	—	111	—	60
Net loss	(6,055)	(15,290)	(16,739)	(40,125)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(62)	(21)	(301)	1,260
Items that will not be reclassified to profit or loss:
Actuarial (loss) gain on defined benefit plans	(400)	—	(2,622)	960
Comprehensive loss	(6,517)	(15,311)	(19,662)	(37,905)
Net loss per share (basic and diluted) from continuing operations	(0.61)	(6.71)	(1.68)	(29.16)
Net income per share (basic and diluted) from discontinued operations	—	0.05	—	0.04
Net loss per share (basic and diluted)	(0.61)	(6.66)	(1.68)	(29.12)
Weighted average number of shares outstanding:
Basic	9,951,573	2,294,504	9,938,980	1,378,260
Diluted	9,951,573	2,294,504	9,938,980	1,378,260

Condensed Interim Consolidated Statement of Financial Position Information
(in thousands)

	As at September 30,	As at December 31,
(Unaudited)	2016	2015
	$	$
Cash and cash equivalents[1]	21,052	41,450
Trade and other receivables and other current assets	904	944
Restricted cash equivalents	512	255
Property, plant and equipment	224	256
Other non-current assets	9,047	8,593
Total assets	31,739	51,498
Payables and other current liabilities[2]	5,066	4,770
Current portion of deferred revenues	453	244
Warrant liability (current and non-current portions)	6,209	10,891
Non-financial non-current liabilities[3]	16,729	13,978
Total liabilities	28,457	29,883
Shareholders' equity	3,282	21,615
Total liabilities and shareholders' equity	31,739	51,498
_________________________
1 Approximately $1.0 and $1.5 million were denominated in EUR as of September 30, 2016 and December 31, 2015, respectively and approximately$4.5 and $4.4 million were denominated in Canadian dollars as of September 30, 2016 and December 31, 2015, respectively.

[2]	Approximately $0.1 and $0.6 million related to our provision for restructuring as at September 30, 2016 and December 31, 2015, respectively.
3 Comprised mainly of employee future benefits, provisions for onerous contracts and non-current portion of deferred revenues.